

October 11, 2022

Jeff Clementz
Chief Executive Officer
Shift Technologies, Inc.
290 Division Street, Suite 400
San Francisco, California 94103

> **Re: Shift Technologies, Inc.**
> **Registration Statement on Form S-4**
> **Filed September 26, 2022**
> **File No. 333-267601**

Dear Jeff Clementz:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

The Merger
Background of the Merger, page 66

1. We note that negotiations for a potential merger between CarLotz and Shift recommenced in July 2022 after an agreement between the companies "that a combination of CarLotz and Shift could potentially be beneficial to their respective stockholders from an operational, strategic and synergistic perspective..." Please elaborate on the potential operational, strategic, and synergistic benefits of the merger considered at that time. Please also elaborate on the "differing views on strategic focus, business models and relative values of CarLotz and Shift" in December 2021 when negotiations were originally abandoned to provide investors with additional information regarding the decision to recommence negotiations.

<u>Shift Unaudited Prospective Financial Information, page 98</u>

2.   We note your disclosure regarding the key estimates and assumptions underlying the company's prospective financial information used in connection with the company's evaluation of the merger. Please elaborate on the estimates and assumptions related to the increase in gross profit in fiscal year 2023 despite anticipated lower revenue.

3.   Please disclose how and why the timeframe leading out to 2031 projected financial results was selected. Disclose whether or not the projections are in line with historic operating trends and, if not, explain why the change in trends is appropriate.

<u>CarLotz Unaudited Prospective Financial Information, page 100</u>

4.   Please expand your discussion of the assumptions and estimates underlying CarLotz's standalone forecast to address the projected decrease in Adjusted EBITDA for fiscal year 2024 in light of anticipated increased revenue and gross profit in that year.

<u>U.S. Federal Income Tax Consequences of the Merger, page 153</u>

5.   We note that the merger is intended to constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code. Please include a tax opinion from counsel as appropriate or tell us why you are not required to do so. Please see Item 601(b)(8) of Regulation S-K and Section III.A. of Staff Legal Bulletin No. 19 for guidance.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Alyssa Wall at 202-551-8106 or Dietrich King at 202-551-8071 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services

cc: Martin Glass